Mail Stop 4561

October 2, 2009

Paul J. Travers
President and Chief Executive Officer
Vuzix Corporation
75 Town Centre Drive
Rochester, NY 14623

Re: **Vuzix Corporation**
            Amendment No. 1 to Registration Statement on Form S-1
            Filed September 4, 2009
            File No. 333-160417

Dear Mr. Travers:

    We have reviewed your amended registration statement and have the following comments. References to prior comments refer to the comments in our letter dated August 13, 2009.

Cover Page

1.   We note your response to prior comment 5. The cover page, however, remains excessively detailed. As noted in our prior comment, your cover page disclosure should be limited to information that is required by Item 501 of Regulation S-K or that is key information about the offering. For example, the discussion of the circumstances under which your may accelerate the expiration date of the warrants does not need to be explained on prospectus cover page. Also, the detailed information about your Canadian offering is not key information needed by U.S. investors. We also continue to believe that you should remove the proceeds table from the cover page. See prior comment 4. Please revise your cover page as necessary to comply with the requirements of Rule 421 of Regulation C. See also the Plain English guidance available on our web site at http://sec.gov/divisions/corpfin/cfguidance.shtml#english.

2.   We note the disclosure on the cover page that you are offering your securities on a "commercially reasonable efforts basis" and the disclosure on page 96 that the offering is being made on a "commercially reasonable 'best efforts' basis." We are unfamiliar with the term "commercially reasonable efforts" in connection with a best efforts offering. Please explain what is meant by the term.

3.   We note your disclosure that neither you nor your agents will receive any funds in payment for the securities sold in this offering until the closing and, therefore, you have no arrangements to place funds in an escrow account. In your response letter, please explain who will collect payment for the securities and when such payment will be collected. Also, since neither the company nor its agents will collect the funds, explain how the company will know at the closing if it has reached the required minimum gross proceeds for the offering. Finally, please tell us how you intend to comply with Rules 10b-9 and 15c2-4 of the Exchange Act without appointing an escrow agent.

Risk Factors

"There is currently no trading market for our securities…," page 20

4.   We note your response to prior comment 14. Please move the discussion regarding shareholders' inability to exercise the warrants in the absence of an effective registration statement to a separately captioned risk factor. Disclose in that risk factor those states, if any, in which you intend to register or otherwise qualify your securities for sale. Highlight the fact that investors will not be able to exercise the warrants in states where your common stock has not been registered.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and capital resources, page 48

5.   Your response to prior comment No. 22 indicates that you offer significant early payment discounts on your accounts receivable balances. Please clarify how you account for these early payment discounts and tell us how such discounts are recorded in your consolidated statements of operations.

6.   Your response to prior comment No. 24 indicates that you believe there was no uncertainty in your going concern assumptions when preparing your financial statements for the ended December 31, 2008. Please explain, in greater detail, the basis for your conclusion. In this regard, your analysis did not consider the $500,000 convertible note payable due in January 2009 that is past due. Further, you indicate that your suppliers would continue to extend credit and that you have the ability to raise capital consistently, however, you do not address the ability of each of these sources of financing to continue to support your operations.   Explain how your operating budget for 2009 compares to your actual cash flows from operations during the six months ended June 30, 2009 and the nine months ended September 30, 2009. Demonstrate why you believed that you would have positive cash flows in 2009 while in all prior years you have experienced negative cash flows. That is, describe why you believed you would have positive cash flows (e.g., reduction of operating expenses, increased revenue based on executed contracts). Tell us any other conditions or events that you considered in reaching your

conclusion that there was no uncertainty in your going concern assumptions. Revise your disclosures to provide similar information outlined in your response.

7.   Explain how your auditors concluded that there is no uncertainty in your going concern assumption. Specifically, describe why they believe that a "commercial reasonable basis" (originally, best efforts) offering is a sufficient basis to overcome uncertainty in your going concern assumption. That is, it appears that without this offering the company would experience material adverse effects on its ability to continue to operate.

8.   Your response to prior comment No. 24 indicates that your suppliers are shareholders of the company. If so, please add the appropriate disclosures for related party transactions as outlined in SFAS 57.

Management, page 66

9.   In your response to prior comment 26, you state that Mr. Russell is not involved in any of your daily accounting functions, which are performed by your controller. However, Mr. Russell is identified as your principal accounting officer on the signature page of the registration statement. In your response letter, please describe Mr. Russell's role and responsibilities as your principal accounting officer.

Related Party Transactions

Shareholder Loan, page 80

10.   We note that you have not disclosed the name of the individual lender from whom you borrowed the $500,000 or the basis on which he or she is a related person. See Item 404(a)(1) of Regulation S-K. Please disclose this information in this section or tell us why you believe it is not required to be disclosed.

Description of Capital Stock

Warrants, page 88

11.   We note your response to prior comment 31. It does not appear that you have amended the registration statement to describe the factors you considered in determining the exercise price of the warrants being sold in the offering. Please advise.

Convertible Debt, page 80

12.   We note your response to prior comment 33. We are unable to concur with your conclusion that the company may refrain from filing the promissory note as an exhibit in reliance on paragraphs (A) and (B) of Item 601(b)(4)(iii). The exception at Item

      601(b)(4)(iii)(A) does not appear to apply because the outstanding principal balance on the note exceeds 10% of the company's total assets at June 30, 2009. Also, note that if the accrued and unpaid interest on the promissory note is added to the principal balance, the outstanding balance on the note exceeds 10% of the company's current assets at March 31, 2009 as well as at June 30, 2009. The exception at Item 601(b)(4)(iii)(B) also does not appear applicable. You indicate in your response that you intend to repay the note from the proceeds of the offering. Since the offering will not close unless the company receives minimum gross proceeds of Cdn $6,000,000, however, it does not appear that the company has taken "appropriate steps to assure" that the note will be redeemed or retired prior or upon to delivery of the registered securities. Accordingly, please file the promissory note as an exhibit to your next amendment.

Consolidated Financial Statements

Consolidated Statements of Changes in Stockholder's Equity, page F-4

13.   Please clarify the guidance that you relied upon to record the "direct IPO associated expenses" as a reduction of additional-paid-in-capital.

Consolidated Statements of Operations, pages F-6 and F-7

14.   Please clarify whether your calculation of basic and diluted earnings per share is computed using the weighted average number of common shares outstanding for the period. In this respect, it appears from your presentation on the face of your consolidated statements of operations that your basic and diluted earnings per share were computed using the number of issued and outstanding shares at the end of each respective period rather than the weighted average number of common shares outstanding for the period.

Note 2 – Nature of Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-11

15.   Your response to prior comment No. 35 indicates from time to time, free software upgrades have been made available on your product sales arrangements usually to add some new level of functionality. Explain why you do not believe this is an indicator that the software is more than incidental to your products as a whole. We refer you to paragraph 2 and footnote 2 of SOP 97-2. Tell us how you determined that these software upgrades do not represent a separate element in your product sales arrangements. In addition, explain how you satisfy the delivery criteria in SOP 97-2 and/or SAB 104 considering your history of offering free software upgrades that usually add some new level of functionality to your products.

Earnings per share, page F-13

16.   We note your response to prior comment No. 36. Please clarify how you considered the guidance in Issue 5 of EITF 03-6 when calculating your basic net loss per common share. In this respect, please tell us whether your Series C Preferred Shares are entitled to participate in your net losses.

Note 19 – Stock Subscription Receivable, page F-26

17.   Please clarify the guidance that you relied upon to account for the forgiveness of the subscription receivable as a reduction of additional-paid-in-capital.

Item 17. Undertakings, page II-6

18.   We note your response to prior comment 40. Please provide the undertaking at Item 512(a)(5)(i) or (a)(5)(ii), as appropriate.

        As appropriate, please amend your registration statement in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        You may contact at Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions or comments on the financial statements and related matters. For all other questions, please contact the undersigned at (202) 551-3456. If you thereafter require further assistance, you may contact Mark P. Shuman, Legal Branch Chief, at (202) 551-3462.

                                                Sincerely,

                                                Matthew Crispino
                                                Staff Attorney

cc: <u>Via Facsimile (585) 238-9022</u>
       Robert F. Mechur, Esq.
       Boylan, Brown, Code, Vigdor & Wilson, LLP